EXHIBIT 12.1

United Therapeutics Corporation
Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months Ended June 30,	Years Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands, except ratio)
Earnings from continuing operations before fixed charges	$3,025	$28,982	$42,893	$13,209	$(11,526)
Fixed charges
Interest expenses, net of capitalized interest	$1,424	$482	$29	$3	$112
Capitalized interest	—	—	—	—	—
Portion of rentals representative of interest factor	964	1,172	—	—	—
Total fixed charges	2,388	1,654	29	3	112
Ratio of earnings to fixed charges	1.27	17.52	1,479.07	4,403.00	—
Excess fixed charges over earnings	$—	$—	$—	$—	$11,638

NOTE:  The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and related Notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations in United Therapeutics Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006 and the Quarterly Report on Form 10-Q for the six months ended June 30, 2007.